
GRASIM
ADITYA BIRLA GROUP

82-3322


SEC MAIL PROCESSING
RECEIVED
MAY 1 3 2005
WASH. DC
179
SECTION

14th April, 2005


05008098

AIR MAIL

Securities & Exchang
Division of Corporate
450, Fifth Street
Washington DC 20459
U S A

SUPPL

Dear Sir,

1. Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Friday, the 29th April, 2005. The Agenda of the meeting amongst other items will include the following:-

   i) to consider and approve the audited accounts of the Company for the year ended 31st March, 2005; and

   ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2005.

2. As the Company is declaring its Audited Annual Results within 3 months from the close of the financial year, we will not publish the unaudited financial results for the last quarter ended on 31st March, 2005.

Thanking you,

Yours faithfully,

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

April 12, 2005

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Dear Sir,

Sub: **Disclosure under Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Take-overs) Regulations, 1997**

We are in receipt of Disclosure dated April 4, 2005 (received by us on April 12, 2005) under Regulation 7(1) from Aberdeen Asset Management Asia Ltd., informing about the purchase of 90,000 Shares and 48,012 GDRs on April 1, 2005, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated April 12, 2005 pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Take-overs) Regulations, 1997.

Thanking you,

Yours faithfully,

AK Malu

Ashok Malu
Company Secretary

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Citi Bank N.A.
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

FORMAT FOR INFORMING DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

Name of Target Company (Reporting Company) : Grasim Industries Limited

Date of Reporting	12th April, 2005				
Name of Stock Exchanges where shares of reporting company are listed	The Stock Exchange, Mumbai The National Stock Exchange of India Ltd., Mumbai				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer	Mode of acquisition (market purchases/ inter se transfer/ public/ rights/ preferential offer etc.)	No. and % of shares/ voting rights acquired	Shareholding of acquirer(s) stated at (A) before acquisition (In terms of No. and % of shares/ VRs)	Shareholding of acquirer(s) stated at (A) after acquisition In terms of No. and % of shares/ VRs)
(A)	(B)	(C)	(D)	(E)	(F)
Aberdeen Asset Management Asia Ltd. on behalf of funds advised/ managed	01.04.2005	Open Market Purchase Take-on from client	90,000 Shares 0.0982% 48,012 (GDRs) 0.0524%	3,945,765 Shares 4.3042% 566,368 (GDRs) 0.6178%	4,035,765 Shares 4.4024% 614,380 (GDRs) 0.6702%

For Grasim Industries Limited



Ashok Malu
Company Secretary


GRASIM
ADITYA BIRLA GROUP

April 12, 2005

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Dear Sir,

Sub: Disclosure under Regulation 13(1) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are in receipt of Disclosure dated April 4, 2005 (received by us on April 12, 2005) under Regulation 13(1) from Aberdeen Asset Management Asia Ltd., informing about the purchase of 90,000 Shares and 48,012 GDRs on April 1, 2005, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated April 12, 2005, in Form 'A' pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

✓ **Securities & Exchange Commission** By Air Mail
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Citi Bank N.A.
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

FORM A

SECURITIES AND EXCHANGE BOARD OF INDIA (PROHIBITION OF INSIDER TRADING) REGULATIONS, 1992

[Regulations 13(1) and (6)]

egulation 13(1) - Details of acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. and percentage of shares/ voting rights acquired	Date of receipt of allotment/ advice. Date of acquisition (specify)	Date of intimation to Company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	Shareholding subsequent to acquisiton	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
1	2	3	4	5	6	7	8	9	10	11
berdeen Asset anagement Asia mited on behalf of nds advised/ anaged.	3,945,765 Shares (4.3042%)	90,000 Shares (0.0982%)	01.04.05	04.04.05	Open market Purchase	4,035,765 Shares (4.4024%)	Merril Lynch IS-INB 10935530 (BSE)	BSE	90,000 Shares	Rs.1,232/- per Share Rs.110,880,000/-
I Church Street #01-01 apital Square Two ngapore 049480	566,368 GDRs (0.6178%)	48,012 (0.0524%)	01.04.05	04.04.05	Take-on from Client	614,380 GDRs (0.6702%)	-		48,012 GDRs	

pril 12, 2005

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY